Exhibit 99.1

ICON Issues Financial Guidance for Full Year 2017

Highlights

  Full Year 2017 Revenue guidance in the range of $1,700 - $1,750 million, representing growth of 2 - 5%.
  Full Year 2017 Earnings per share guidance in the range of $5.00 - $5.20, representing growth of 6 - 11%.

DUBLIN--(BUSINESS WIRE)--January 9, 2017--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced its financial guidance for the year ended December 31, 2017. For the full year 2017 revenue will be in the range of $1,700 - $1,750 million, representing growth of 2 - 5% and earnings per share will be in the range of $5.00 - $5.20, representing growth of 6 - 11%.

CEO Ciaran Murray commented “We expect 2017 to be another year of revenue and earnings growth for ICON. Our success in developing new customer relationships has further diversified our customer base and we expect to grow revenue by 2 - 5% while reducing the full year concentration of our largest customer to circa 15 - 17%. We continue to see good demand across all of our service lines from large pharma customers alongside a continuing flow of business from mid-size, speciality pharma and device companies. In addition to this organic growth we will continue to deploy capital to maximize shareholder value through a combination of “bolt-on” M&A that will enhance our capabilities and share repurchases.”

The full year 2017 financial guidance assumes:

  Top customer concentration to reduce to circa 15 - 17% of revenue from circa 24 - 26% in 2016.
  US dollar to Euro exchange rate of $1.05 (constant currency revenue growth of circa 3 - 6%).
  An effective tax rate of circa 14%.
  Circa $300 million of free cash flow and capital expenditures of circa $45 million.
  $110 million worth of shares repurchased in Q4 2016 from current $400 million repurchase programme contributing circa 10c to 2017 earnings.
  Remaining authorisation of $290 million to be executed opportunistically during 2017 depending on cash commitments to support M&A pipeline, no additional earnings benefit included in guidance.

With respect to 2016, the company confirmed its current guidance, of earnings in the range of $4.60 - $4.80 and revenue in the range of $1,665 - $1,680 million.

ICON will be presenting at the JP Morgan Healthcare Conference on January 10th at 8:00am PT (11:00am EST, 4:00pm Ireland & UK). This presentation and follow-on Q&A can be accessed live from the ICON website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 88 locations in 37 countries and has approximately 12,600 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

CONTACT:
ICON
Investor Relations 1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Simon Holmes
EVP Investor Relations and Corporate Development
+ 353 –1-291-2000